UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2021

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                 Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Acquisition dated 10 February 2021, prepared by WPP plc.

FOR IMMEDIATE RELEASE	10 February 2021

WPP PLC ("WPP")

WPP acquires leading Brazilian digital innovation and
software engineering company DTI Digital

WPP today announces that it has acquired DTI Digital (DTI), a leading Brazilian digital innovation and software engineering company.

DTI's digital solutions help clients become more efficient, digitalised and fully connected to their customers -- from the development of back-office support systems such as supply automation and data collection software, to consumer-facing applications and platforms including e-commerce marketplaces and customer service interfaces.

DTI's proprietary approach, based on agile methodology and design thinking, allows it to quickly and effectively scale up its expert development teams, comprising more than 600 software engineers, in response to client needs.

The acquisition is in line with WPP's objectives outlined in its December 2020 Capital Markets Day to expand its presence in the faster growing areas of experience, commerce and technology. In particular, it will strengthen WPP's capabilities in supporting its clients' end-to-end digital transformation objectives in Brazil and beyond, by complementing and expanding WPP's existing adtech and systems integrations capabilities.

DTI will benefit from WPP's global network and relationships with its partners and clients, including the world's largest technology companies.

Mark Read, CEO of WPP, said: "Our clients are looking for fully integrated solutions that combine creativity with cutting-edge technology to help them adapt and respond to the rapidly shifting business environment. I am delighted to welcome DTI Digital to WPP and look forward to working together to deliver transformative results for our clients."

Based in Belo Horizonte, DTI was founded in 2009 and employs 800 people. Its client list, which comprises some of Brazil's largest national and multinational companies as well as global companies, includes Vale, Localiza, MRV, FCA, Gerdau, Serasa Experian, Hermes Pardini, Pottencial, BS2, Ânima and Bayer.

With more than 4,000 employees and $300 million USD in revenue, Brazil is the largest market for WPP in Latin America. WPP works with a wide range of global and local clients in Brazil including Coca-Cola, Visa, Nike, Vivo, Itaipava and Casas Bahia.

The acquisition is subject to customary regulatory approvals. Deal terms are not disclosed.

Further information

Clara Zabludowsky, WPP

+44 (0)7876 576 859

clara.zabludowsky@wpp.com

About WPP

WPP is a creative transformation company. We use the power of creativity to build better futures for our people, clients and communities. For more information, visit www.wpp.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 10 February 2021.	By: ______________________
Balbir Kelly-Bisla
Company Secretary